14047591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
~~8-66136~~ 8-65441

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auriga USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 9th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Motch (646) 998-6454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, Arthur Motch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auriga USA, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

Richard W Chun
Notary Public - State of New York
No. 02CH6116187
Qualified in Nassau County
My Commission Expires September 20, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Control)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Auriga USA, LLC:

We have audited the accompanying statement of financial condition of Auriga USA, LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Auriga USA, LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

New York, NY
February 28, 2014

AURIGA USA, LLC
(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

Year ended December 31, 2013

Assets		
Cash and cash equivalents	$	2,282,679
Due from affiliates		150,294
Securities owned, at fair value ($7,477,298 pledged as collateral)		29,904,547
Derivative contracts		124,688
Fixed assets, net of depreciation and amortization		9,383
Other assets		68,714
Total assets	$	32,540,305
Liabilities and Member's Equity		
Due to broker	$	13,588,343
Securities sold under an agreement to repurchase		7,347,541
Securities sold, not yet purchased, at fair value		4,680,156
Due to affiliates		656,337
Compensation payable		569,139
Accounts payable and accrued expenses		94,129
Total liabilities		26,935,645
Member's equity		5,604,660
Total liabilities and member's equity	$	32,540,305

See accompanying notes to Statement of Financial Condition.

(1) Organization

Auriga USA, LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Auriga Services LLC, (the "Parent"), a New York limited liability company.

In February 2010, Auriga Securities SV S.A. ("Auriga SV") as the parent company at the time, entered into a Contribution Agreement and an Operating Agreement (the "Agreements"), with Xzerta Holdings LLC to facilitate the combination of the operations of Xzerta LLC and the Company. Pursuant to the Agreements, Auriga SV, as sole member, contributed all outstanding LLC interest in the Company to the Parent. The transaction resulted in the Parent becoming the sole member of the Company. In March 2012 Auriga SV changed its name to Auriga Global Investors SV S.A. ("AGI").

The Company 1) provides trading and brokerage services for fixed income securities and 2) engages in proprietary trading in fixed income securities. In June 2012, the Company discontinued all of its equity operations including, but not limited to, brokerage and execution services as well as equity research coverage and sales.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing the statement of financial condition in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(b) Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at major financial institutions.

As of December 31, 2013, the Company had amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the majority of the cash and cash equivalents amounts were held in non-interest bearing accounts First Republic Bank. The FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is $250,000 as of December 31, 2013. As of December 31, 2013, the Company had a balance in its account at First Republic Bank of $2,254,512.

(c) Securities Transactions

The Company executes trades as agent or riskless principal as well as from fixed income proprietary trading activities. These activities are recorded on a trade date basis.

Summary of Significant Accounting Policies (continued)

The Company's financial instruments are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis. For more information on fair value, see Note 3.

(d) Securities Sold Under an Agreement to Repurchase

The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") in order to finance the Company's trading inventory. Securities sold under agreements to repurchase are accounted for as financing transactions and are recorded on a settlement basis. Interest on the repurchase agreement is accrued and included in the statement of financial condition in "Due to affiliates".

(e) Derivatives Contracts

The Company's derivative financial instruments consist of forward "to be announced" ("TBA") contracts pertaining to undefined mortgage backed securities. The TBA transaction gives the Company rights to purchase or the obligation to deliver the securities in the future. The Company carries the contracts at fair value on its "Statement of Financial Condition".

(f) Fixed Assets

All fixed assets are stated at cost less accumulated depreciation. Depreciation on computer equipment is computed using the straight-line method over a period of two years. Depreciation on furniture, fixtures and non-computer related equipment is computed using the straight-line method over a period of five years. Amortization of leasehold improvements is computed using the straight line method over the economic life of the improvement or the term of the lease, whichever is shorter.

Summary of Significant Accounting Policies (continued)

(g) Income Taxes

The Company is a single member limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes. The Company is owned by a multi-member LLC where income earned is passed through to the underlying members and therefore is taxed like a partnership.

The Company is a single member limited liability company, which is taxed as a partnership. The Company and the Parent are both subject to UBT. At December 31, 2013, the Company had a UBT net loss carryover of approximately $2.1 million. The net loss carryover is the primary driver of a net deferred tax asset of approximately $85,915. At the present time, the Company believes it is not more likely than not that the deferred tax asset will be realized. Accordingly, the Company has provided a valuation allowance on the deferred tax asset, so that no net deferred tax asset is reflected in the statement of financial condition. The UBT net loss carryover will expire in the year 2029.

In the state of California, the Company is required to file separately and does not allow for loss carryover. The Company pays a withholding tax and limited liability company ("LLC") tax based on revenue generated by offices in the state of California.

(3) Fair Value Measurements

Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Fair Value Measurements (continued)

Level 3 – Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

(The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

(a) Securities

The Company's securities portfolio is comprised of government agency mortgage-backed securities and non-agency residential mortgage-backed securities. At year end the Company held $29,904,547 of securities reported at fair value. The securities are valued using a pricing vendor that obtained the values based on recent trades in the market and based on pricing of similar securities as wells as the Company's own assumptions of market conditions, underlying collateral and how market participants will price similar assets.

(b) Securities sold, not yet purchased, at fair value

Securities sold, not yet purchased consist of treasury securities that the Company has sold short. The Company will be required to "cover" its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company sells the security to when the Company purchases it in the market to cover the short sale. At year end, the Company held short positions in treasury securities of $4,680,156.

(c) Derivative Financial Instruments

The Company's derivative financial instruments consist of forward "To-Be-Announced" ("TBA") contracts. The contracts are entered in to as an economic hedge against the fair value of its agency related securities positions. TBA forward contracts sold are recognized in the "Statement of Financial Condition" at fair value. At year end the Company held TBA securities at a market value of $124,688 recorded in "Derivatives contracts" with a notional amount of $19,510,625.

Fair Value Measurements (continued)

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

		Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total at fair value
December 31, 2013					
Assets					
Debt instruments:					
Residential mortgage-backed securities (RMBS)	$	—	7,530,308	—	7,530,308
US government and agencies		22,374,239	—	—	22,374,239
Derivative financial instruments:					
TBA Securities		—	124,688	—	124,688
Total assets at fair value	$	22,374,239	7,654,996	—	30,029,235
Liabilities					
Debt instruments:					
US government and agencies	$	4,680,156	—	—	4,680,156
Total liabilities	$	4,680,156	—	—	4,680,156

(d) Transfers between Level 1 and Level 2

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2013.

(4) Securities Sold Under an Agreement to Repurchase

Securities sold under an agreement to repurchase, which are classified as secured borrowings, are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying security. The securities sold under agreements to repurchase are collateralized by government agency and mortgage-backed securities held by the Company.

The Company entered into a master repurchase agreement with Auriga Global Investors SA, SV ("AGI"), an affiliated company in February 2013. The repurchase agreement allows for maximum of $12,500,000 of securities sold that must be repurchased within 180 days at a rate of 7% per annum. The maximum can be

(Continued)

Securities Sold Under an Agreement to Repurchase (continued)

increased with written notice 30 days prior the date on which the line would increase. In May 2013, the Company gave written notice to AGI increasing the line to $15,000,000 as of July 1, 2013. In November 2013, the Company gave written notice to reduce the available line to $10,000,000 as of December 1, 2013.

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2013, the Company had net capital of $3,597,648, which was $3,091,835 in excess of its required minimum net capital of $577,813. The Company's ratio of aggregate indebtedness to net capital was 2.41 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAIB assets") for trading, deposits, errors, accommodations and sundry expense purposes. The Company regularly trades for is own account. PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer computation set forth in Rule 15c-3.

(6) Fixed Assets

Fixed assets consist of the following:

		Cost	Accumulated Depreciation and Amortization	Net Fixed Assets
Computer equipment	$	185,824	(185,824)	—
Leasehold improvements		182,789	(182,789)	—
Furniture and equipment		134,809	(125,425)	9,383
	$	503,422	(494,038)	9,383

(7) Related Party Transactions

The following table presents the Company's related party assets and liabilities as of December 31, 2013:

		Auriga Global Investors SA, S.V	Xzerta Energy, LLC	Auriga Trading, LLC	Auriga Services LLC	Other Affiliates	Total
Assets							
Due from affiliates	$	124,859	1,686	10,972	—	12,777	150,294
Total	$	124,859	1,686	10,972	—	12,777	150,294
Liabilities							
Due to affiliates	$	320,937	—	—	335,400	—	656,337
Total	$	320,937	—	—	335,400	—	656,337

(a) *Transactions with the Parent (Auriga Services, LLC)*

The Company entered into an expense sharing arrangement with the Parent on June 1, 2011. The agreement provides the Parent reimbursement of expenses and services such as, but not limited to, administrative support, technology, rent, legal and accounting provided to the Company.

The Company, over the course of the year made distributions to its Parent of approximately $3.95 million. In December 2013, the Company received a capital infusion of $500,000.

(b) *Transactions with Auriga Global Investors, S.V.*

The Company entered into a master repurchase agreement with AGI in February 2013 (See Note 4 – Securities Sold Under an Agreement to Repurchase).

At year end, the Company had $7,347,541 outstanding as an obligation to repurchase. During the year, the Company had an average daily balance of $3,159,651 with a maximum month end balance of $8,425,039. Additionally, the Company is due principal and interest payments from securities of $124,859 that were received by AGI while the securities were held as part of the repurchase agreement.

(c) *Transactions with Xzerta Energy Group LLC*

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Xzerta Energy Group LLC, an affiliates during the course of the year. At the year ended December 31, 2013, a balance of $1,686 was due to the Company at year end.

(d) *Transactions with Auriga Trading LLC*

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga Trading LLC, an affiliate during the course of the year. At

(Continued)

Related Party Transactions (continued)

December 31, 2013, the Company is owed $10,972 from Auriga Trading, LLC.

(e) ***Transactions with other related parties***

The Company incurred expenses for support services, including but not limited to, registration fees, legal and general office support provided to various other affiliated companies during the course of the year. At year end, a balance of $12,777 balance was due to the Company.

(8) Transactions with Clearing Broker

The Company trades and clears all of its trades through its clearing brokers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

(9) Concentration Risk

In the normal course of business, the Company executes with its clearing broker, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

Additionally, the Company, during normal trading activity, may hold securities of a single class or series of an issuer in its accounts that exceed 10% of its tentative net capital creating an undue concentration. As of December 31, 2013, the Company's securities portfolio was comprised of both long and short securities positions. Two agency residential mortgage securities representing 58% of total assets were held long at year end. Undue concentration deductions have been made on the securities in the Net Capital calculations in accordance with the SEC's net capital requirements.

(10) Commitments and Contingencies

The Company is subject to legal proceedings, claims, and litigations arising in the ordinary course of business. In 2012, the firm was brought to FINRA arbitration by two former employees of the discontinued equity division for claims of unpaid wages and benefits of approximately $210,000. One claimant settled his complaint prior to the arbitration hearing for $15,000. The second claimant went to arbitration. In August 2013, all claims against the Company and any relief sought by the remaining claimant were denied in their entirety.

In May 2013, a legal action was taken against the Company by Tradingscreen Inc. for alleged breach of contract and seeking damages of $67,500 for alleged services provided without payment. The Company filed a motion to compel arbitration as provided by the contract and it was agreed upon by Tradingscreeen Inc. in September 2013. No further action has been taken by Tradingscreen Inc. to commence arbitration. The Company deems the litigation reasonably possible and will continue to defend itself against the claims in arbitration. No liability exists as of December 31, 2013 on the claim.

The Company was notified in January 2014 by FINRA of deficiencies to the Trade Reporting and Compliance Engine ("TRACE") reporting in the second quarter of 2013. The matter has been referred to the Legal Section of the Department of Market Regulation for further review.

The Company will defend itself vigorously against these and any such claims. Although the outcome of these matters is not determinable, management does not expect the ultimate costs to resolve these matters will have a material effect on its financial condition.

(11) Employee Benefits Plans

In December 2012, the Parent created the "Auriga Services LLC 401(k) Profit Sharing Trust" (the "Plan"), a defined contribution plan under Section 401(k) of the Internal Revenue Code, for the benefit of the Company and its affiliated companies. The Plan year ends December 31st of each year and has an annual profit sharing feature. The Parent, at its sole discretion, determines the amount, if any, of profit to be contributed to the Plan. Additionally, the Parent may be required to make a Qualified Non-Elective Contribution ("QNEC") to certain non-highly compensated employees within the plan.

The Company may be subject to additional compensation and benefits expense as a result of the Plan and its profit sharing feature through the expense sharing arrangement between the Company and its Parent.

(12) Subsequent Events

The Company has evaluated events and transaction that occurred during the period from the balance sheet date through February 28, 2014, the date the Company's statement of financial condition is available to be issued. On February 24, 2014, the Company received a Letter of Acceptance, Waiver and Consent ("AWC") for resolution of the TRACE reporting deficiencies under review by the Legal Section of the Department of Market Regulation. FINRA has proposed a $10,000 fine in connection with the AWC. The Company is currently reviewing the proposed AWC and has until March 10, 2014 to respond to the proposal.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Member of
Auriga USA, LLC:

In planning and performing our audit of the financial statements of Auriga USA, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014